1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

October 17, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Morningstar Global Wide Moat ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2018. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Response 1.	We hereby acknowledge your comment.

Comment 2.	The Staff notes that comments regarding specific disclosures are applicable to all similar disclosures in the registration statement.

Response 2.	We hereby acknowledge your comment.

Comment 3.	Please update or include all missing or bracketed information (e.g., the ticker symbol, the exchange, dates and the fee table) in the Fund’s registration statement filed under Rule 485(b).

Response 3.	We hereby confirm that all missing or bracketed information will be updated or included in the Fund’s registration statement filed under Rule 485(b).

Comment 4.	Please file the Trust’s responses to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the registration statement to give the Staff adequate time to review the Trust’s responses.

Response 4.	We hereby acknowledge your comment.

Comment 5.	Please include a new legal opinion and legal consent with the Fund’s Rule 485(b) filing.

Response 5.	We hereby confirm that a new legal opinion and legal consent will be included in the Fund’s registration statement filed under Rule 485(b)

Comment 6.	Please file the license agreement and/or sublicense agreement as an exhibit to the registration statement, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response 6.	We respectfully acknowledge your comment. Van Eck Associates Corporation (the “Adviser”) has entered into a license agreement with Morningstar, Inc. (“Morningstar”), the Fund’s index provider. The Fund is not a party to the license agreement with Morningstar. We hereby confirm that a form of the sublicense agreement between the Adviser and the Trust was previously filed with the Commission as Exhibit (h)(3) to the Trust’s Registration Statement filed on April 28, 2006.

Comment 7.	The Staff requests that the Trust provide fee table information as a separate correspondence filing in advance of the effective date.

Response 7.	We hereby confirm that the fee table information will be filed via EDGAR as separate correspondence prior to the effective date of the registration statement.

PROSPECTUS

Comment 8.	Please confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement. If not, please delete the applicable line item from the fee table, footnote (b) to the fee table, relevant disclosure in the expense example, and similar disclosure appearing elsewhere in the registration statement relating to the fee waiver arrangement.

Response 8.	We hereby confirm that the fee waiver will continue for no less than one year from the effective date of the registration statement.

Comment 9.	In the following sentence in the “Principal Investment Strategies” section, please replace the term “benchmark index” with the term “Index”:

“The Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.”

Response 9.	We respectfully acknowledge your comment; however, we believe the term “benchmark index” is more appropriate.

Comment 10.	Please briefly describe the Morningstar® Global Markets IndexSM (the “parent index”) in the “Principal Investment Strategies” section. Please note that a more fulsome description should be included in Item 9.

Response 10.	We respectfully acknowledge your comment; however, we believe this disclosure is more appropriate in the “Morningstar® Global Wide Moat Focus IndexSM” section than as Item 9 disclosure. Therefore, the “Morningstar® Global Wide Moat Focus IndexSM” section has been revised accordingly. With respect to the “Principal Investment Strategies” section, the disclosure has been revised accordingly.

Comment 11.	Please describe in plain English the concepts of wide moat companies and fair valuation as envisioned by Morningstar. For example, please briefly discuss or describe the types of sustainable competitive advantages that may characterize a wide moat company, such as strong brand name, superior products, low cost structure and/or insulation from reductions in market share by business rivals. With respect to fair valuation, please briefly discuss the relationship between an undervalued company and how Morningstar would determine its fair value.

Response 11.	The disclosure has been revised accordingly.

Comment 12.	Please disclose the security selection factors that are taken into consideration by Morningstar when determining eligibility for inclusion in the Morningstar® Global Wide Moat Focus IndexSM (the “Index”), such as fair value estimates not under review at the time of reconstitution of the Index, 12-months of price history, selection by Morningstar of the most liquid share class and certain other liquidity filters, as applicable, and sector and country capping factors.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	In the “Principal Investment Strategies” section, please describe how components are weighted in the Index. Please also describe how frequently the Index is reconstituted and rebalanced.

Response 13.	We respectfully acknowledge your comment; however, we believe the component weighting disclosure is more appropriate in the “Morningstar® Global Wide Moat Focus IndexSM” section. Therefore, the “Morningstar® Global Wide Moat Focus IndexSM” section has been revised accordingly. With respect to how frequently the Index is reconstituted and rebalanced, the disclosure has been revised accordingly.

Comment 14.	The Staff notes that the Fund’s name includes the term “global.” Consistent with Rule 35d-1, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that under normal market conditions, it would invest significantly, for example, at least 40% of its assets, unless market conditions are not deemed favorable, in which case, the Fund would invest at least 30% of its assets in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	In the following sentence in the “Principal Investment Strategies” section, please replace the term “may concentrate” with the term “will concentrate”:

“The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.”

Response 15.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 16.	Please clarify whether the Index was concentrated in the consumer discretionary, consumer staples, financial services, health care, industrials and information technology sectors as of June 30, 2018. If not, please explain in narrative disclosure what is meant by the term “significant.”

Response 16.	We respectfully acknowledge your comment. As of June 30, 2018, the Index was not concentrated in the above-referenced sections. We believe the current disclosure meets the requirements of Form N-1A and, accordingly, we believe that the current disclosure is appropriate and respectfully decline to make any changes.

Comment 17.	The Staff notes that the “Risk of Cash Transactions” risk factor indicates that, unlike other exchange-traded funds (“ETFs”), the Fund expects to effect creations and redemptions partially for cash. Per the Fund’s exemptive order, please disclose in the risk factor the primary method by which the Fund will effect creations and redemptions of creation units. Please also clarify when the Fund will need to effect creations and redemptions partially for cash. The Staff notes that the statement of additional information (the “SAI”) indicates that generally the consideration for the purchase of creation units will be in kind and that redemption proceeds for creation units will also generally be in kind.

Response 17.	The disclosure has been revised to clarify the primary method by which the Fund will effect creations and redemptions of creation units and the circumstances in which the Fund may effect creations and redemptions partially for cash.

Comment 18.	In “Risk of Cash Transactions,” please disclose that the purchase and redemption of creation units primarily for cash rather than in kind may cause the Fund to incur certain costs. Please disclose that these costs could include brokerage costs or taxable gains or losses that may not have been incurred if the Fund had made redemptions in kind. Please also disclose that these costs could be imposed on the Fund and thus decrease the Fund’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	In order to avoid any investor confusion, please address any apparent inconsistency in “Risk of Cash Transactions” and other similar disclosures elsewhere in the registration statement.

Response 19.	The disclosure has been revised accordingly.

Comment 20.	Please supplementally explain to the Staff why a passively managed ETF that seeks to track its underlying index using a replication strategy would engage in active and frequent trading of its portfolio securities so as to result in high portfolio turnover. If the Fund will engage in active and frequent trading of its portfolio securities, please include narrative disclosure in the “Principal Investment Strategies” section. Otherwise, please delete “High Portfolio Turnover Risk” from “Principal Risks of Investing in the Fund.”

Response 20.	The Index Provider reviews the Index eligibility criteria each quarter based on its proprietary methodology to determine whether companies are wide moat companies, its valuation of potential Index constituents and its use of a momentum screen and therefore expects that the Index – and consequently, the Fund – will have higher portfolio turnover than other market capitalization weighted indexes.

Comment 21.	In “Concentration Risk,” please replace the word “may” with “will” in the following sentence:

“The Fund’s assets may be concentrated in a particular sector or sectors or industry or group of industries to the extent the Index concentrates in a particular sector or sectors or industry or group of industries.”

Response 21.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 22.	In “Concentration Risk,” please note that concentration should be defined with reference solely to industry or group of industries. Please revise the disclosure accordingly. In addition, please explain the difference between a sector or sectors and an industry or groups of industries.

Response 22.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 23.	The Staff notes that a fund may not use the index that it seeks to track as the primary appropriate broad-based securities market index required to be reflected in the average annual total returns table. The use of a fund’s benchmark index would undermine the principles expressed in the appropriate broad-based securities market indexes release that the index used in the table is supposed to provide a point of comparison with the performance of the fund. The practice of using a fund’s benchmark index as the appropriate broad-based securities market index would only provide to the investor an illustration of the amount of tracking error experienced by the fund. However, a fund’s benchmark index could be used as an additional index reflected in the table. See Disclosures of Mutual Fund Performance and Managers ICA 19832 (April 6, 1993); see also N-1A Item 4(b)(2)(iii).

Response 23.	We hereby acknowledge your comment.

Comment 24.	In the “Summary Information – Portfolio Management” section, please insert the year and the month in which the portfolio managers began managing the Fund.

Response 24.	The disclosure has been revised accordingly.

Comment 25.	In the “Purchase and Sale of Fund Shares” section, please clarify whether the Fund will principally create or redeem creation units in exchange for the deposit or delivery of a basket of securities. See Item 6(c) of Form N-1A.

Response 25.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 6 of Form N-1A.

Comment 26.	In the “Purchase and Sale of Fund Shares” section, please indicate that shares of the Fund may trade at premium or discount. In the alternative, please include such terms in parentheticals after the relevant phrases. See Item 6(c)(i) of Form N-1A.

Response 26.	The disclosure has been revised accordingly.

Comment 27.	The disclosure of the Fund’s principal investment strategies in Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Trust’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s strategies (e.g., the replication strategy). To that end, in the “Additional Information About the Fund’s Investment Strategies and Risks” section, please clarify the circumstances under which it may not be possible to purchase all the securities in their weightings in the Index.

Response 27.	We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Investment Strategies” disclosure in Items 4 and 9 is appropriate.

Comment 28.	The Staff notes that the “Additional Information About the Fund’s Investment Strategies and Risks – Risks of Investing in the Fund – Risk of Investing in Emerging Market Issuers – Investment and Repatriation Restrictions” section references frontier market countries. If frontier market countries are principal investments of the Fund, please include appropriate disclosure in the “Principal Investment Strategies” section and include appropriate risk disclosure to that effect. Alternatively please delete the reference.

Response 28.	We have deleted the reference to frontier markets.

Comment 29.	Please confirm that the Fund’s exemptive order permits it to invest in convertible securities as part of the basket of securities that are not included in the Index but will assist the Fund in seeking performance that corresponds to the Index and will count towards the Fund’s 80% investment strategy. If not, please revise the disclosure in the “Additional Non-Principal Investment Strategies” section.

Response 29.	We have deleted the reference to convertible securities.

Comment 30.	In the “Lending Portfolio Securities” section, the Staff notes a reference to the Fund receiving “liquid collateral” in connection with loans of its portfolio securities. The only acceptable collateral for securities lending transactions is cash, U.S. government securities, and stand-by letters of credit not issued by the Fund’s bank lending agent. See State Street Bank and Trust Co. (pub. avail. Jan. 29, 1972), Salomon Brothers (pub. avail. May 4, 1975), Lionel D. Edie Capital Fund (pub. avail. May 15, 1975), and The Adams Express Co. (pub. avail. Oct. 8, 1984). Please revise the disclosure and make conforming changes in the registration statement where appropriate.

Response 30.	The disclosure has been revised accordingly.

Comment 31.	In the “Management of the Fund – Investment Adviser” section, please complete the information regarding the Trustee’s discussion and approval of the investment advisory agreement.

Response 31.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 32.	Please update disclosure in the SAI responsive to Items 17 through 20 of Form N-1A to reflect calendar or fiscal year dates as specified by the Form N-1A instructions.

Response 32.	The disclosure has been revised accordingly.

Comment 33.	In the disclosure in the “Investment Policies and Restrictions – Swaps” section, please remove the brackets to indicate whether the Fund may enter into interest rate or credit default swaps. If the Fund may enter into credit default swap agreements either as a buyer or a seller, please supplementally confirm to the Staff that the Fund will segregate the full notional amount of the swap to cover any obligations of the credit default swap.

Response 33.	The disclosure has been revised accordingly. We hereby confirm that the Fund will segregate liquid assets equal to the full notional value of the credit default swaps.

Comment 34.	Please revise fundamental investment restriction 7 as follows:

“The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities” [(Emphasis added)]

Please also include additional narrative disclosure to indicate that the Fund will concentrate its investments to the extent that the Index is concentrated.

Response 34.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 35.	The Staff notes the following statement in the “Investment Restrictions” section:

“With respect to fundamental restriction 7, investment companies are not considered to be part of an industry”

Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please add disclosure reflecting the Staff’s position.

Response 35.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 36.	The Staff notes that information on trustees and similar information should be known by the time a registration statement is filed. For future reference, please ensure that this type of information is included when the registration statement is filed with the Commission.

Response 36.	We hereby acknowledge your comment.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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